UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Granite City Food & Brewery Ltd.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
38724Q 10 7
(CUSIP Number)
CIC Partners Firm LP
500 Crescent Court, Suite 250
Dallas, Texas 75201
(214) 871-6825
Attn: Diane Gross
With a copy to:
Edward Rhyne
Fulbright and Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010
(713) 651-5151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38724Q 10 7

1	NAMES OF REPORTING PERSONS Concept Development Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑ (1)
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000 of Common Stock issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.7% based on 10,395,702 Issued and Outstanding Shares (as defined in Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Concept Development Partners LLC (“CDP”) has entered into that certain Shareholder and Voting Agreement dated May 10, 2011 with DHW Leasing, L.L.C. (“DHW Leasing”), and DHW Leasing has executed an Irrevocable Proxy dated May 10, 2011 in favor of CDP pursuant to which, among other things, at any meeting of the issuer’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as the CDP on any matter presented to the shareholders and has granted an irrevocable proxy to CDP to vote all of the shares of the issuer’s common stock which are owned by DHW Leasing. As a result of the Shareholder and Voting Agreement and Irrevocable Proxy, CDP may be deemed to have shared voting power and be a beneficial owner of the shares of the issuer’s common stock which are owned by DHW Leasing. Accordingly, CDP is reporting as a member of a group with but disclaims any beneficial ownership in any shares of capital stock of the issuer owned by DHW Leasing.

CUSIP No.	38724Q 10 7

1	NAMES OF REPORTING PERSONS CIC Partners Firm LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000 of Common Stock issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.7% based on 10,395,702 Issued and Outstanding Shares (as defined in Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	38724Q 10 7

1	NAMES OF REPORTING PERSONS CIC II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000 of Common Stock issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.7% based on 10,395,702 Issued and Outstanding Shares (as defined in Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	38724Q 10 7

1	NAMES OF REPORTING PERSONS CIC II GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000 of Common Stock issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.7% based on 10,395,702 Issued and Outstanding Shares (as defined in Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	38724Q 10 7

1	NAMES OF REPORTING PERSONS CDP-ME Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000 of Common Stock issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.7% based on 10,395,702 Issued and Outstanding Shares (as defined in Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	38724Q 10 7

1	NAMES OF REPORTING PERSONS CDP Management Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,000,000 of Common Stock issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,666,666 shares of Common Stock, 6,000,000 of which are issuable upon conversion of 3,000,000 shares of the Company’s Series A Convertible Preferred Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.7% based on 10,395,702 Issued and Outstanding Shares (as defined in Item 5 herein)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 5402 Parkdale, Suite 101, Minneapolis, Minnesota 55416.
Item 2. Identity and Background.
This Statement is filed by Concept Development Partners LLC, a Delaware limited liability company (“CDP”), CIC Partners Firm LP, a Delaware limited partnership (“CIC Partners”), CIC II LP, a Delaware limited partnership (“CIC Fund II”), CIC II GP LLC, a Delaware limited liability company (“CIC II GP”), CDP-ME Holdings, LLC, a Delaware limited liability company (“CDP-ME”) and CDP Management Partners, LLC, a Delaware limited liability company (“CDP Management, and together with CDP, CIC Partners, CIC Fund II, CIC II GP and CDP-ME, the “Reporting Persons”).
CDP is a limited liability company organized under the laws of the State of Delaware and is primarily in the business of investing in the restaurant industry. CDP’s board of directors consists of Messrs. Fouad Bashour, Michael Rawlings, Dean Oakey and Robert Doran. CDP is minority owned by CDP-ME and CDP Management. Both CDP-ME and CDP Management are investment companies jointly owned and managed by Messrs. Oakey and Doran. The present principal occupation of Mr. Oakey is Chief Concept Officer of the Company, and the present principal occupation of Mr. Doran is Chief Executive Officer of the Company. Each of CDP, CDP-ME and CDP Management has a principal place of business at 5724 Calpine Drive, Malibu, California 90265.
CDP is majority owned by CIC CDP LLC, a Delaware limited liability company (“CIC CDP LLC”), which is itself a wholly-owned subsidiary of CIC Fund II. CIC Fund II is an investment fund managed by its general partner, CIC II GP, and ultimately owned and controlled by CIC Partners, a mid-market private equity firm headquartered in Dallas, Texas. The principal business of CIC CDP LLC is the investment in the Preferred Stock. The principal business of CIC Fund II is to be an investment fund in CIC Partners, and the principal business of CIC II GP is to act as the general partner of CIC Fund II.
CIC Partners is jointly owned and managed by Messrs. Marshall Payne, Drew Johnson, Michael Rawlings, Fouad Bashour and James C. Smith. The present principal occupation of Messrs. Payne, Johnson, Rawlings, Bashour and Smith is serving as a director of CIC Partners, and together with CIC Partners, CIC Fund II and CIC II GP, each have a principal place of business at 500 Crescent Court, Suite 250, Dallas, Texas 75201.
Each of Messrs. Oakey, Doran, Payne, Johnson, Rawlings, Bashour and Smith are United States citizens.
None of the Reporting Persons have ever been convicted in a criminal proceeding. In addition, no Reporting Person has ever been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
CDP acquired its interest in the Company (as described in Item 4) using funds provided by its members: (i) CDP-ME Holdings, LLC, (ii) CDP Management Partners, LLC and (iii) CIC CDP LLC.
Item 4. Purpose of Transaction.
CDP has acquired a controlling interest in the Company through an acquisition of 3,000,000 shares of Series A Convertible Preferred Stock of the Company (the “Preferred Stock”). CDP and the other Reporting Persons acquired the Preferred Stock in order to obtain and exercise control of the Company, as well as for investment purposes.
On May 10, 2011, the Company issued the Preferred Stock to CDP pursuant to that certain Stock Purchase Agreement (“Stock Purchase Agreement”) by and between the Company and CDP dated February 8, 2011 and attached hereto as Exhibit A. The Preferred Stock is convertible into 6,000,000 shares of Common Stock at any time prior to December 31, 2014 at CDP’s option. Additionally, the Preferred Stock will automatically convert into 6,000,000 shares of Common Stock on the first business day on or after December 31, 2014, on which the average of the closing sale prices of the Common Stock on the NASDAQ Capital Market (or other principal exchange or market on which the common stock is then traded) for the trading days within the ninety calendar day period ending on the date prior to such first business day is greater than $4.00 per share (as adjusted for stock splits, distributions or other combinations).
CDP does not currently beneficially own any Common Stock, but because CDP may convert its Preferred Stock into Common Stock at any time, it is deemed to beneficially own the converted shares of Common Stock. Pursuant to a Certificate of Designation of Rights and Preferences the Company filed with the Minnesota Secretary of State (“Certificate of Designation”), the Preferred Stock is entitled to voting rights and anti-dilutive protections. The Preferred Stock has a 9% per annum dividend, payable quarterly—50% in cash and 50% in shares of Common Stock. For more information, see the Certificate of Designation attached hereto as Exhibit B.

Additionally, in connection with the Stock Purchase Agreement and acquisition of the Preferred Stock, CDP entered into a Shareholder and Voting Agreement (“Shareholder and Voting Agreement”) with DHW Leasing, L.L.C. (“DHW Leasing”) and certain other Company shareholders, and DHW Leasing entered into an Irrevocable Proxy in favor of CDP (the “Irrevocable Proxy”). Copies of the Shareholder and Voting Agreement and the Irrevocable Proxy are attached hereto as Exhibits C and D, respectively.
Pursuant to the terms of the Shareholder and Voting Agreement and the Irrevocable Proxy, DHW Leasing and CDP agreed to the following:
(a) DHW Leasing will vote its shares of Common Stock for CDP’s five nominees to the Company’s board of directors;
(b) CDP will vote its shares of Common Stock for DHW Leasing’s two nominees to the Company’s board of directors;
(c) DHW Leasing will vote its shares of Common Stock in the same manner as CDP on any other matter presented to the Company’s shareholders at any shareholder meeting; and
(d) DHW Leasing has granted an irrevocable proxy to CDP to vote all of the shares of Common Stock which are owned by DHW Leasing.
The Shareholder and Voting Agreement and Irrevocable Proxy terminate on the earliest to occur of (i) the mutual agreement of CDP and DHW Leasing, (ii) the fifth anniversary of the date of the Shareholder and Voting Agreement, (iii) the date on which DHW Leasing and its affiliates no longer own at least 250,000 shares of the Common Stock, (iv) the date on which DHW Leasing’s loans to its primary lenders are reduced to an aggregate principal amount of $250,000 or less and (v) the date on which CDP and its affiliates no longer own any of the Company’s capital stock.
Except as disclosed in this Item 4, none of the Reporting Persons have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.
Item 5. Interest in Securities of the Issuer.
(a) All information relating to percentage ownership of the Company’s Common Stock set forth in this Statement is as of the date hereof, based upon the 7,395,702 shares of Common Stock reported by the Company to be issued and outstanding as of May 3, 2011 in its Form 10-Q filed with the Securities and Exchange Commission on May 6, 2011, plus an additional 6,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock, minus 3,000,000 shares of Common Stock sold to the Company by DHW Leasing for an aggregate total of 10,395,702 shares (the “Issued and Outstanding Shares”).
The Reporting Persons may be deemed to beneficially own 7,666,666 shares of Common Stock, constituting approximately 73.7% of the Issued and Outstanding Shares. However, Messrs. Payne, Johnson, Rawlings, Bashour, Oakey and Doran, as well as CIC Partners, CIC Fund II, CIC II GP, CDP-ME and CDP Holdings disclaim beneficial ownership of such securities. Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy, at any meeting of the Company’s shareholders, DHW Leasing has agreed to vote its shares in the same manner as CDP on any matter presented to the shareholders and has granted an irrevocable proxy to CDP to vote all of the shares of the Company’s common stock which are owned by DHW Leasing.
As a result of the Shareholder and Voting Agreement and Irrevocable Proxy, CDP may be deemed to have shared voting power with the shares of the Company’s Common Stock owned by DHW Leasing. Accordingly, CDP is reporting as a member of a group with DHW Leasing. Currently, DHW Leasing beneficially owns 1,666,666 shares of Common Stock, constituting approximately 16.03% of the Issued and Outstanding Shares.
(b) The Reporting Persons have shared dispositive power over the 6,000,000 shares of Common Stock, and DHW Leasing has dispositive power over its 1,666,666 shares of Common Stock. Pursuant to the Shareholder and Voting Agreement and Irrevocable Proxy, the Reporting Persons have shared voting power over the 1,666,666 shares of Common Stock owned by DHW Leasing, and therefore have shared voting power over 7,666,666 shares of Common Stock.
(c) Except for the acquisition of the Preferred Stock pursuant to the Stock Purchase Agreement, no person identified in Item 2 has effected any transaction in shares of such Common Stock during the 60 days preceding the date of this filing.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
As described in Item 5, CDP has entered into a Shareholder and Voting Agreement with DHW Leasing, and DHW Leasing has executed the Irrevocable Proxy in favor of CDP.
Item 7. Material to Be Filed as Exhibits
Exhibit A: Stock Purchase Agreement dated February 8, 2011 between Granite City Food & Brewery and Concept Development Partners LLC (incorporated herein by reference from Exhibit 10.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on February 14, 2011).
Exhibit B: Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock (incorporated herein by reference from Exhibit 4.1 of the Granite City Food & Brewery Ltd. Form 8-K filed on May 16, 2011).
Exhibit C: Shareholder and Voting Agreement dated May 10, 2011 between DHW Leasing, L.L.C. and Concept Development Partners LLC.
Exhibit D: Irrevocable Proxy dated May 10, 2011 made by DHW Leasing, L.L.C. in favor of Concept Development Partners LLC.
Exhibit E: Joint Filing Agreement, dated May 20, 2011.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 20, 2011

CONCEPT DEVELOPMENT PARTNERS LLC		CIC II GP LLC

By:	/s/ Fouad Bashour Name: Fouad Bashour	By:	/s/ Fouad Bashour Name: Fouad Bashour
	Title: Manager		Title: Manager

CIC PARTNERS FIRM LP		CDP-ME HOLDINGS, LLC

By:	/s/ Fouad Bashour Name: Fouad Bashour	By:	/s/ Dean Oakey Name: Dean Oakey
	Title: Director		Title: Manager

CIC II LP		CDP MANAGEMENT PARTNERS, LLC

By:	CIC II GP LLC Its: General Partner	By:	/s/ Dean Oakey Name: Dean Oakey
Title: Manager

By:	/s/ Fouad Bashour Name: Fouad Bashour
Title: Manager